UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Oi S.A.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

670851 104**

(CUSIP Number)

Luiz Otávio Mourão, Executive Director

AG Telecom Participações S.A.

Praia de Botafogo 300, 4th floor, sala 401 (parte)

Botafogo, Rio de Janeiro, RJ, Brazil 22250-040

Tel: +55 21 2211-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851 104

1.	Name of reporting person Andrade Gutierrez S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Federative Republic of Brazil
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 290,549,788
	9.	Sole dispositive power 0
	10.	Shared dispositive power 290,549,788
11.	Aggregate amount beneficially owned by each reporting person 290,549,788
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.46%
14.	Type of reporting person (see instructions) CO; HC

CUSIP No. 670851 104

1.	Name of reporting person Venus RJ Participações S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Federative Republic of Brazil
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 290,549,788
	9.	Sole dispositive power 0
	10.	Shared dispositive power 290,549,788
11.	Aggregate amount beneficially owned by each reporting person 290,549,788
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.46%
14.	Type of reporting person (see instructions) CO; HC

CUSIP No. 670851 104

1.	Name of reporting person PASA Participações S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Federative Republic of Brazil
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 290,549,788
	9.	Sole dispositive power 0
	10.	Shared dispositive power 290,549,788
11.	Aggregate amount beneficially owned by each reporting person 290,549,788
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.46%
14.	Type of reporting person (see instructions) CO; HC

CUSIP No. 670851 104

1.	Name of reporting person AG Telecom Participações S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Federative Republic of Brazil
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 290,549,788
	9.	Sole dispositive power 0
	10.	Shared dispositive power 290,549,788
11.	Aggregate amount beneficially owned by each reporting person 290,549,788
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.46%
14.	Type of reporting person (see instructions) CO; HC

Preliminary Statement

This Amendment No. 4 to Schedule 13D (this “Amendment”) filed by AG Telecom Participações S.A. (“AG Telecom”), Venus RJ Participações S.A. (“Venus”), PASA Participações S.A. (“PASA”) and Andrade Gutierrez S.A. (“AGSA,” the successor by merger to Andrade Gutierrez Telecomunicações LTDA (“AGT”)) (collectively, the “Reporting Persons”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 29, 2012 (the “Initial 13D”) by AGT, PASA and AG Telecom, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on May 2, 2012 by AGT, PASA and AG Telecom, as amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the Securities and Exchange Commission on October 8, 2013 by AGSA, PASA and AG Telecom, and as amended by Amendment No. 3 to Schedule 13D (“Amendment No. 3,” the Initial 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and as further amended by this Amendment, this “Statement”) filed with the Securities and Exchange Commission on February 27, 2014 by AGSA, PASA and AG Telecom, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Initial 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3.

On February 19, 2014, amendments to the Shareholders’ Agreements of AG Telecom, LF Tel S.A. (“LF Tel”) and Telemar Participações S.A. (“TmarPart”) were signed, establishing the commitment of the shareholders of TmarPart to exercise their voting rights in TmarPart, and also for their representatives on the Boards of Directors of Oi S.A. (“Oi”) and TmarPart to exercise their rights to vote, in order to approve the Business Combination as well as agreements to terminate these Shareholders’ Agreements upon the completion of the Business Combination. In addition, Portugal Telecom, Caravelas Fundo de Investimento em Ações (“Caravelas”), an investment vehicle managed by Banco BTG Pactual S.A., Bratel, TmarPart, AGSA and Jereissati Telecom S.A. entered into a Temporary Voting Agreement to take all the actions required for, among other things, the effective completion of the Merger of Shares.

On March 24, 2014, AGSA contributed 42.7% of the share capital of PASA to Venus, which at that time was a wholly-owned subsidiary of AGSA, in exchange for common shares of Venus. On March 25, 2014, PASA issued R$938.5 million aggregate principal amount of its series A convertible debentures to Venus, and PASA issued R$1,455 million aggregate principal amount of its series B convertible debentures to Bratel Brasil (collectively, the “PASA debentures”). On May 5, 2014, (1) Venus paid the purchase price for the series A convertible debentures, and the series A convertible debentures were converted into common shares of PASA, representing 27.7% of the share capital, including 32.6% of the voting share capital, of PASA, and (2) Bratel Brasil paid the purchase price for the series B convertible debentures, and the series B convertible debentures were converted into common shares of PASA and preferred shares of PASA, representing 42.9% of the share capital of PASA, including 32.6% of the voting capital of PASA. On March 25, 2014, Venus issued R$938.5 million aggregate principal amount of its convertible debentures (the “Venus debentures”) to PTB 2 S.A. (“PTB2”). On May 5, 2014, PTB2 paid the purchase price for the Venus debentures, and the Venus debentures were converted into common shares and preferred shares of Venus, representing 65.0% of the share capital, including 50.0% of the voting share capital, of Venus after giving effect to the conversion of these debentures.

As part of the Business Combination, on May 5, 2014, Oi completed a share capital increase (the “Oi Capital Increase”), pursuant to which Portugal Telecom subscribed for a portion of the newly-issued shares of Oi through the contribution by Portugal Telecom to Oi of all of the shares of PT Portugal, SGPS, S.A. (“PT Portugal”), which, at the time of the transfer, owned all of (i) Portugal Telecom’s operational assets, except direct and indirect interests held in Oi, Contax Participações S.A. and Bratel, BV and (ii) Portugal Telecom’s liabilities as of the date of contribution. The assets of PT Portugal as of the date of the contribution of PT Portugal by Portugal Telecom to Oi in the Oi Capital Increase included an investment in commercial paper in the aggregate amount of €897 million issued by Rio Forte Investments S.A. (“Rio Forte”). In July 2014, the cure period for payment of the commercial paper held by PT Portugal and Portugal Telecom International Finance B.V. (“PTIF”) (together, the “Oi Subsidiaries”) expired without this commercial paper having been paid.

As a result, on July 14, 2014, Oi and Portugal Telecom entered into a memorandum of understanding (“Second MOU”) to establish the basis of an agreement between them in relation to the commercial paper of Rio Forte (the “Securities”). The parties agreed that the principal documents would be an exchange agreement, pursuant to which

Oi would exchange the Securities for Common Shares and Oi preferred shares held by Portugal Telecom (the “Exchange Agreement”), and a call option agreement, pursuant to which Oi would grant to Portugal Telecom an option to purchase Oi shares in the same amount and type as the exchanged shares (the “Call Option Agreement”, together with the Exchange Agreement, the “Definitive Agreements”).

On September 8, 2014, an extraordinary shareholders’ meeting of Portugal Telecom approved the execution by Portugal Telecom of the Definitive Agreements. The Definitive Agreements were executed on September 8, 2014.

As a result of the transactions contemplated in the Definitive Agreements, the agreements entered into on February 19, 2014 were amended to provide for, among other things: (i) the extension of deadlines for the completion of the Business Combination; (ii) the elimination of references to the abandoned merger of Portugal Telecom into TmarPart; and (iii) the limitation of voting rights of Portugal Telecom in the by-laws of TmarPart to a maximum of 7.5% (the “Business Combination Agreements”).

The Reporting Persons are filing this Amendment to revise information previously reported in light of the approval and execution of the Definitive Agreements and the Business Combination Agreements.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

This Amendment is being filed jointly on behalf of each of the Reporting Persons. The agreement among the Reporting Persons to file this Amendment jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 is attached as Exhibit 99.1.

AGSA is the successor by merger to AGT. AGSA is a holding corporation (sociedade anônima) organized under the laws of Brazil principally engaged in managing the businesses of the Andrade Gutierrez Group. The Andrade Gutierrez Group is focused on three core businesses: (1) engineering and construction work in Brazil and abroad; (2) public concessions in Brazil; and (3) telecommunications in Brazil. The principal office of AGT is located at Av. do Contorno nº 8.123, Cidade Jardim, Belo Horizonte, MG, CEP 30110-937, Brazil.

Venus is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Andrade Gutierrez Group. The principal office of Venus is located at Praia de Botafogo, 300, 4th floor, room 401, CEP 22250-040, in the city of Rio de Janeiro, state of Rio de Janeiro, Brazil.

PASA is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Andrade Gutierrez Group. The principal office of PASA is located at Av. do Contorno nº 8.123, Cidade Jardim, Belo Horizonte, MG, CEP 30110-937, Brazil.

AG Telecom is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Andrade Gutierrez Group. The principal office of AG Telecom is located at Praia de Botafogo nº 300, sala 401 (parte), Botafogo, CEP 22250-040, Rio de Janeiro, RJ, Brazil.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of each Reporting Person is provided in Exhibit 99.2, which is incorporated by reference herein.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 99.2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of Amendment No. 3 is amended to add the following paragraphs:

Definitive Agreements Implementing the Second MOU

The Definitive Agreements are intended to permit the parties to proceed with the implementation of the Business Combination, including the Merger of Shares, with the necessary adjustments.

The Exchange Agreement among the Oi Subsidiaries, Portugal Telecom, Oi and TmarPart provides for an exchange pursuant to which Portugal Telecom will acquire the Securities from the Oi Subsidiaries and, in exchange, Portugal Telecom will transfer to the Oi Subsidiaries the Exchanged Shares (defined below) and (2) the Call Option Agreement among the Oi Subsidiaries, Portugal Telecom, Oi and TmarPart provides that the Oi Subsidiaries will grant Portugal Telecom a call option to purchase Common Shares and Oi preferred shares of the same number and class as the Exchanged Shares (or upon completion of the Merger of Shares, common shares of TmarPart) (the “Call Option”).

Exchange Agreement

The Exchange Agreement provides that, subject to the conditions described under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below, the Oi Subsidiaries and Portugal Telecom will effect the Exchange, whereby the Oi Subsidiaries will transfer the Securities to Portugal Telecom and Portugal Telecom will transfer to the Oi Subsidiaries an aggregate of 474,348,720 Common Shares and 948,697,440 Oi preferred shares, representing 16.9% of the outstanding share capital of Oi, including 17.1% of the outstanding voting capital of Oi prior to giving effect to the Exchange (or in the event that the completion of the Exchange occurs following the Merger of Shares, 1,348,193,932 common shares of TmarPart) (collectively, the “Exchanged Shares”).

The Exchange of the Exchanged Shares for the Securities is expected to occur no later than three business days after all the conditions set forth under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below have been satisfied. The Exchange Agreement may be terminated by Portugal Telecom and/or by Oi and TmarPart if the Exchange does not occur by March 31, 2015.

The Exchange Agreement further provides that once the Exchange has been consummated, Oi, TmarPart and the Oi Subsidiaries will grant Portugal Telecom and its directors a release in relation to the subscription for or acquisition of the Securities and their later contribution to Oi in the Oi Capital Increase, as well as an express waiver by Oi and the Oi Subsidiaries of any right to file a claim or to claim indemnification (with the express and exclusive exception of claims relating to the right of recourse against Portugal Telecom with respect to third-party claims) by virtue of the Securities and their contribution to Oi in the Oi Capital Increase or any omissions or incomplete information related specifically to the Securities, their situation and the risks involved.

The Exchange Agreement is governed by Brazilian law, and any dispute with respect to the Exchange Agreement is to be resolved through arbitration in Rio de Janeiro, Brazil before an arbitration panel administered by the Brazil-Canada Chamber of Commerce.

Call Option Agreement

Pursuant to the Call Option Agreement, Oi and the Oi Subsidiaries have granted to Portugal Telecom (subject to the condition described under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below) a nontransferable Call Option to acquire the Exchanged Shares (collectively, the “Option Shares”). The total number of Option Shares is subject to adjustment to reflect any split or reverse split of shares of Oi or TmarPart, as applicable.

Portugal Telecom will be entitled to exercise the Call Option, in whole or in part, at any time, during a period of six years from the date of the consummation of the Exchange (the “Closing Date”). The original number of Option Shares that Portugal Telecom is entitled to purchase pursuant to the Call Option will be reduced (1) by 10% of the original number of Option Shares upon the first anniversary of the Closing Date and (2) by 18% of the original number of Option Shares on each successive anniversary of the Closing Date thereafter, beginning on the second anniversary of the Closing Date.

The Call Option exercise price will be R$1.8529 per Oi preferred share and R$2.0104 per Common Share (and, if applicable, R$2.0104 per common share issued by TmarPart), in each case adjusted by the Brazilian Interbank Certificate of Deposit (Certificado de Depósito Interbancário) rate plus 1.5% per annum, calculated pro rata, from the date of the Exchange and through the date of effective payment of the exercise price, in whole or in part, of the Call Option. The exercise price of the Call Option must be paid in cash, in immediately available funds, on the date of the transfer of the Option Shares.

The Call Option Agreement further provides for a possibility of settlement in cash by the grantors, in the event that, upon exercise of the Call Option by Portugal Telecom, the Oi Subsidiaries and/or any other subsidiary of Oi do not hold in treasury a sufficient number of Oi shares or TmarPart shares, as applicable, to deliver to Portugal Telecom. In such case, the Call Option may be settled by payment in cash by the Oi Subsidiaries to Portugal Telecom of an amount corresponding to the difference between the market price for the Option Shares on the business day immediately preceding the exercise of the Call Option and the applicable exercise price corresponding to those shares.

So long as the Call Option is in effect, Portugal Telecom will be precluded from acquiring Oi shares or TmarPart shares, directly or indirectly, other than through the exercise of the Call Option. Portugal Telecom may not assign or transfer the Call Option and may not grant any rights associated with the Call Option, including any guarantees, without Oi’s consent, except that Portugal Telecom may make a one-time assignment to a subsidiary of Portugal Telecom at least 99% of the voting and share capital of which is held by Portugal Telecom, and so long as Portugal Telecom remains jointly and severally liable under the Call Option Agreement with the subsidiary. If Portugal Telecom issues, directly or indirectly, derivative instruments indexed, backed by or related to shares of Oi or TmarPart, it must immediately use all the financial proceeds received, directly or indirectly, in these transactions for the acquisition of Option Shares.

Oi may terminate the Call Option if (1) the bylaws of Portugal Telecom are voluntarily amended to delete or amend the provision that limits the voting rights of any shareholder to 10% of the total voting rights of Portugal Telecom, (2) Portugal Telecom begins to compete with Oi; or (3) Portugal Telecom breaches certain obligations under the Call Option Agreement.

The Call Option Agreement is governed by Brazilian law, and any dispute with respect to the Call Option Agreement is to be resolved through arbitration in Rio de Janeiro, Brazil before an arbitration panel administered by the Brazil-Canada Chamber of Commerce.

As further detailed under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below, the Call Option will automatically expire if the Exchange is not implemented by March 31, 2015.

Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement

The execution of the Exchange Agreement and the Call Option Agreement required the approval of (1) the board of directors of Portugal Telecom, which approved the terms and conditions of the Definitive Agreements on July 28, 2014 and approved the proposal submitted to the extraordinary general shareholders’ meeting of Portugal Telecom on August 13, 2014, (2) the shareholders of Portugal Telecom, which approved Definitive Agreements at an extraordinary general shareholders’ meeting on September 8, 2014 and (3) the board of directors of Oi, which approved Definitive Agreements on September 8, 2014.

As a condition to the execution of the Exchange Agreement, the following matters were also approved by a pre-meeting (reunião prévia) of the shareholders of TmarPart held on September 3, 2014: (1) if feasible, the listing of

TmarPart on the BM&FBovespa, the Euronext Lisbon and the New York Stock Exchange so as to allow the implementation of an alternative structure for integrating the shareholder bases of Portugal Telecom and TmarPart after the Merger of Shares, (2) amendments to the bylaws of TmarPart to include a limitation of 7.5% on the voting rights applicable to (a) Portugal Telecom, and (b) any other shareholder who receives a percentage interest in TmarPart greater than 15% of TmarPart’s share capital due to any future integration of the shareholder bases of Portugal Telecom and TmarPart, excluding any shares of TmarPart already held by that shareholder or that are acquired through other means, and (3) the amendments to the shareholders’ agreements, the temporary voting agreement and the agreements relating to the termination of the shareholders’ agreements of TmarPart, all of which were entered into on February 19, 2014, as further described under “Amendments to the Business Combination Agreements” of Item 6 below.

In addition to the corporate approvals described above and the execution of the Definitive Agreements, the completion of the Exchange and the effectiveness of the Call Option are further subject to the approval of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”), of (1) the receipt of the Exchanged Shares by the Oi Subsidiaries, (2) the maintenance in treasury of a number of Oi shares (and, after the Merger of Shares, of TmarPart shares) equivalent to the maximum number of Exchanged Shares, and (3) the grant of the Call Option by the Oi Subsidiaries to Portugal Telecom for a number of Oi shares (and, after the Merger of Shares, of TmarPart shares) equivalent to the maximum number of Exchanged Shares. In accordance with the terms set forth in the Definitive Agreements, if CVM approval cannot be obtained by March 31, 2015, the Exchange will not be consummated and the Call Option will not become effective.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

As of September 8, 2014, the total number of issued and outstanding Common Shares is 2,777,302,504 , excluding 84,250,695 Common Shares held in treasury, and TmarPart beneficially owns, and has the sole power to vote and dispose of, 290,549,788 Common Shares, representing 10.46% of the issued and outstanding Common Shares.

(a) & (b)	AG Telecom:

As of September 8, 2014, AG Telecom owns 2.826,846,254 common shares of TmarPart, representing 37.19% of the issued and outstanding common shares of TmarPart. However, pursuant to the shareholders’ agreements described in Item 6 of this Statement, AG Telecom may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. AG Telecom disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

AG Telecom does not have a board of directors or other similar body. Other than as set forth in the table below, as of September 8, 2014, none of the executive officers of AG Telecom beneficially owns any Common Shares. AG Telecom disclaims beneficial ownership of such securities of the Issuer beneficially owned by such executive officers.

AG Telecom executive officers:	Number of Common Shares held
Otávio Marques de Azevedo, Chief Executive Officer	86

PASA:

As of September 8, 2014, PASA does not directly own any Common Shares and owns all of the common shares of AG Telecom. As discussed above, AG Telecom may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. PASA disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

PASA does not have a board of directors or other similar body. Other than as set forth in the table below, as of September 8, 2014, none of the executive officers of PASA beneficially owns any Common Shares. PASA disclaims beneficial ownership of such securities of the Issuer beneficially owned by such executive officers.

PASA executive officers:	Number of Common Shares held
Otávio Marques de Azevedo, Chief Executive Officer	86

Venus

As of February 19, 2014, Venus does not directly own any Common Shares and owns 50.2% of the outstanding common shares of PASA, which owns all of the common shares of AG Telecom. As discussed above, AG Telecom may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. Venus disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

Venus does not have a board of directors or other similar body. Other than as set forth in the table below, as of February 19, 2014, none of the executive officers of Venus beneficially owns any Common Shares. Venus disclaims beneficial ownership of such securities of the Issuer beneficially owned by such executive officers.

Venus executive officers:	Number of Common Shares held
Otávio Marques de Azevedo, Chief Executive Officer	86

AGSA:

As of September 8, 2014, AGSA does not directly own any Common Shares, owns 50.00% of the outstanding common shares of Venus, which owns 50.2% of the common shares of PASA, which owns all of the common shares of AG Telecom. As discussed above, AG Telecom may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. AGSA disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

Other than as set forth in the table below, as of September 8, 2014, none of the directors and executive officers of AGSA beneficially owns any Common Shares. AGSA disclaims beneficial ownership of such securities of the Issuer beneficially owned by such directors and executive officers.

AGSA directors and executive officers:	Number of Common Shares held
Sérgio Lins Andrade, Chairman of Board of Directors	14
Otávio Marques de Azevedo, Chief Executive Officer	86

In addition, pursuant to the shareholders’ agreements described in Item 6 of this Statement, the Reporting Persons may be deemed to be members of a group, with Jereissati Telecom S.A., EDSP75 Participações S.A. (“EDSP75”), Sayed RJ Participações S.A. (“Sayed”), LF Tel, Portugal Telecom and Bratel (collectively, the “Potential Group Members”), which shares the power to vote and the power to dispose of the Common Shares beneficially owned by TmarPart. Each of the Reporting Persons disclaims membership in any such group. Pursuant to the PASA Shareholders’ Agreement described in Item 6 of this Statement, AGSA may be deemed to be a member of a group, with Bratel, which shares the power to vote and the power to dispose of the Common Shares beneficially owned by AG Telecom. AGSA disclaims membership in any such group.

The following information with respect to the Potential Group Members is based solely on information provided by TmarPart.

Jereissati Telecom is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Jereissati Group. The Jereissati Group partially owns and manages 15 shopping malls in the Southern and Southeastern regions of Brazil. The principal office of Jereissati Telecom is located at Rua Angelina Maffei Vita, nº 200, 09th floor, CEP 01455-070, in the city of São Paulo, state of São Paulo, Brazil.

EDSP75 is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Jereissati Group. The principal office of EDSP75 is located at Rua Angelina Maffei Vita, nº 200, 09th floor, CEP 01455-070, in the city of São Paulo, state of São Paulo, Brazil.

Sayed is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Jereissati Group. The principal office of Sayed is located at Avenida Afrânio de Melo Franco, no. 290 – room 401 (parte), CEP 22430-060, in the city of Rio de Janeiro, state of Rio de Janeiro, Brazil.

LF Tel is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Jereissati Group. The principal office of LF Tel is located at Rua Angelina Maffei Vita, nº 200, 09th floor, CEP 01455-070, in the city of São Paulo, state of São Paulo, Brazil.

Portugal Telecom is a limited liability holding company organized under the laws of the Portuguese Republic principally engaged, through its subsidiaries, in providing telecommunications services. The principal executive offices of Portugal Telecom are located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal.

Bratel Brasil is a corporation organized under the laws of the Federative Republic of Brazil principally engaged, through its subsidiaries, in managing the investments of Portugal Telecom, directly and indirectly, in the Issuer. The principal executive offices of Bratel Brasil are located at Rua Cubatao, 320, 4th floor, São Paulo, Brazil.

To the knowledge of the Reporting Persons, based solely on information provided by TmarPart, during the last five years, none of the Potential Group Members has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	The information set forth in Item 2 is hereby incorporated herein by reference.

Except as set forth in this Statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has engaged in any transaction during the past 60 days in any Common Shares.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following paragraphs at the end thereof:

Exchange Agreement

On September 8, 2014, the Oi Subsidiaries, Portugal Telecom, Oi and TmarPart executed the Exchange Agreement described in Item 4 of this Amendment, which description is incorporated by reference in this Item 6. The description of the Exchange Agreement is a summary only and is qualified in its entirety by the terms of the Exchange Agreement, which is filed as Exhibit 99.26 to this Amendment and is incorporated herein by reference.

Call Option Agreement

On September 8, 2014, the Oi Subsidiaries, Portugal Telecom, Oi and TmarPart executed the Call Option Agreement described in Item 4 of this Amendment, which description is incorporated by reference in this Item 6. The description of the Call Option Agreement is a summary only and is qualified in its entirety by the terms of the Call Option Agreement, which is filed as Exhibit 99.27 to this Amendment and is incorporated herein by reference.

Amendments to the Business Combination Agreements

As described under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” above, the execution of the Definitive Agreements was subject to, among other things, the approval by a pre-meeting (reunião prévia) of the shareholders of TmarPart of certain amendments to the shareholders’ agreements, the temporary voting agreement and the agreements relating to the termination of the shareholders’ agreements of TmarPart, all of which were entered into on February 19, 2014, in order to account for the transactions contemplated by the Definitive Agreements and the changes to the original structure of the Business Combination.

As previously disclosed in Amendment No. 2, the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement, the PASA Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement were amended on February 19, 2014. As amended, the agreements provided that the parties thereto agreed to exercise their voting rights to approve each step of the Business Combination and addressed the consequences in the event that the Business Combination or any of its steps is not be completed by December 31, 2014.

In addition, on February 19, 2014, the parties to each of the shareholders’ agreements described above entered into agreements to terminate each such shareholders’ agreement, subject to the satisfaction of certain conditions precedent relating to the several steps of the Business Combination, including the completion of the Portugal Telecom Merger. On the same date, Portugal Telecom executed a temporary voting agreement with Caravelas, Bratel, TmarPart, AG, Jereissati and, as intervening party, Oi, whereby the parties thereto agreed to, among other things, (1) vote in favor of the Merger of Shares and (2) vote in favor of the Portugal Telecom Merger. The temporary voting agreement was to remain in effect until the earlier of the Portugal Telecom Merger and December 31, 2014.

At the pre-meeting (reunião prévia) of the shareholders of TmarPart held on September 3, 2014, the shareholders of TmarPart decided to amend the Business Combination Agreements as initially described in Amendment No. 2, as follows:

•	in the amendments to the shareholder’s agreements described above, all references to the Portugal Telecom Merger were deleted, and any undertakings in the shareholders’ agreements of TmarPart relating specifically to the Portugal Telecom Merger will no longer apply. In addition, the cut-off date for the completion of the remaining steps of the Business Combination was extended until March 31, 2015;

•	in the amendments to the agreements to terminate the shareholders’ agreements of TmarPart, all references to the Portugal Telecom Merger as a condition to the termination of the shareholders’ agreements have been deleted. As a result, effectiveness will be conditioned only upon the completion of the Merger of Shares; and

•	the temporary voting agreement referred to above was also amended, among other things, to (1) exclude the Exchanged Shares from the scope of its provision that restricts any transfers of shares of Oi and/or TmarPart, (2) extend the cut-off date for calling the extraordinary meeting of the shareholders of Oi which will resolve on the merger of Bratel Brasil into Oi and the Merger of Shares to February 28, 2015 (instead of 60 days as from completion of the Oi Capital Increase) and (3) delete all references to (including specific undertakings relating to) the Portugal Telecom Merger and instead include an additional covenant to pursue the objective of integrating the shareholder bases of Portugal Telecom and TmarPart despite the fact that the merger of Portugal Telecom with and into TmarPart will no longer occur.

These amendments to the Business Combination Agreements were executed on September 8, 2014. The description of the amendments to the Business Combination Agreements above is a summary only and is qualified in its entirety by the terms of the amendments themselves, which are filed as Exhibits 99.6, 99.8, 99.12, 99.14, 99.17, 99.21 and 99.25 to this Amendment and are incorporated herein by reference.

Terms of Commitment

On September 8, 2014, Portugal Telecom, Oi and TmarPart executed a Terms of Commitment agreement (the “Terms of Commitment”) that contains certain undertakings to enable the parties to pursue the objective of integrating the shareholder bases of Oi and Portugal Telecom.

Under the Terms of Commitment, the parties agree to use best efforts to obtain the listing of TmarPart’s shares on the Novo Mercado segment of the BM&FBovespa, Euronext Lisbon and the New York Stock Exchange concurrently with the approval of the Merger of Shares by the shareholders of Oi and TmarPart. In addition, the parties agree to perform any acts, provide any required information, prepare all necessary documentation and file all necessary filings with all appropriate governmental authorities to implement these listings and the integration of the shareholder bases of Oi and Portugal Telecom, including, among other things, the preparation and filing of any prospectuses and registration statements with the CVM, the CMVM and the SEC.

In addition, Oi, in its capacity as shareholder of Portugal Telecom, undertakes to attend any meeting of the shareholders of Portugal Telecom specifically convened to consider legally permissible alternative structures to the Portugal Telecom Merger proposed by Portugal Telecom and to vote in favor of the proposed structure, to the extent such vote is not contrary to Oi’s legitimate interests.

This Terms of Commitment will remain in effect until the integration of the shareholder bases of Portugal Telecom and TmarPart has been fully completed, including in respect of any Oi or TmarPart shares that Portugal Telecom may acquire as a result of its exercise of the Call Option.

The Terms of Commitment are governed by Brazilian law, and any dispute with respect to the Terms of Commitment is to be resolved through arbitration in Rio de Janeiro, Brazil before an arbitration panel administered by the Brazil-Canada Chamber of Commerce.

The description of the Terms of Commitment is a summary only and is qualified in its entirety by the terms of the Terms of Commitment, which is filed as Exhibit 99.28 to this Amendment and is incorporated herein by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated September 17, 2014.

Exhibit 99.2	Directors and Executive Officers of the Reporting Persons.

Exhibit 99.3	Shareholders’ Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez

Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (SEC File No. 001-14487)).

Exhibit 99.4	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Exhibit 99.5	Second Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.03 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.6	Third Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation).

Exhibit 99.7	Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.8	Amendment to the Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation).

Exhibit 99.9	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (SEC File No. 001-14487).

Exhibit 99.10	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Exhibit 99.11	Second Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.07 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.12	Third Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES

Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation).

Exhibit 99.13	Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.08 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.14	Amendment to the Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation).

Exhibit 99.15	Shareholders Agreement of PASA Participações S.A., dated as of January 25, 2011, between Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 4.10 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

Exhibit 99.16	Amendment to the Shareholders Agreement of PASA Participações S.A., dated as of February 19, 2014, between Andrade Gutierrez S.A. and Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation) (incorporated by reference to Exhibit 3.10 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.17	Second Amendment to the Shareholders Agreement of PASA Participações S.A., dated as of September 8, 2014, between Andrade Gutierrez S.A. and Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation).

Exhibit 99.18	Termination of the Shareholders Agreement of PASA Participações S.A., dated as of February 19, 2014, between Andrade Gutierrez S.A. and Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 3.11 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.19	Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, between Jereissati Telecom (formerly known as La Fonte Telecom S.A.), Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., PASA Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 4.11 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

Exhibit 99.20	Amendment to the Shareholders Agreement of EDSP75 Participações S.A., dated as of February 19, 2014, between Jereissati Telecom S.A. and Bratel Brasil S.A. and, as intervening parties,

EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., PASA Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation) (incorporated by reference to Exhibit 3.13 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.21	Second Amendment to Shareholders Agreement of EDSP75 Participações S.A., dated as of September 8, 2014, between Jereissati Telecom S.A. and Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., PASA Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation).

Exhibit 99.22	Termination of the Shareholders Agreement of EDSP75 Participações S.A., dated as of February 19, 2014, between Jereissati Telecom S.A. and Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., PASA Participações S.A., AG Telecom Participações S.A. and Portugal Telecom, SGPS, S.A., (English translation) (incorporated by reference to Exhibit 3.14 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.23	Memorandum of Understanding, dated as of October 1, 2013, among Oi S.A., Portugal Telecom SGPS, S.A., AG Telecom Participações S.A., LF Tel. S.A., PASA Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A., Avistar, SGPS, S.A. and Nivalis Holding B.V. (English translation) (incorporated by reference to Exhibit 99.9 of the Schedule 13D filed with the Securities and Exchange Commission on October 8, 2013 by Jereissati Telecom S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.24	Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A., dated as of February 19, 2014, among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento Em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation) (incorporated by reference to Exhibit 3.15 of the Form 20-F of Oi S.A. filed on March 11, 2014 (SEC File No. 001-15256)).

Exhibit 99.25	Amendment to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A., dated as of September 8, 2014, among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento Em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation).

Exhibit 99.26	Exchange Agreement, dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A., Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation).

Exhibit 99.27	Call Option Agreement, dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A., Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation).

Exhibit 99.28	Terms of Commitment, dated September 8, 2014, among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation).

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2014

Andrade Gutierrez S.A.

By:	/s/ Rafael Cardoso Cordeiro
Name: Rafael Cardoso Cordeiro
Title: Attorney-in-fact

By:	/s/ Renato Torres de Faria
Name: Renato Torres de Faria
Title: Attorney-in-fact

Venus RJ Participações S.A.

By:	/s/ Rafael Cardoso Cordeiro
Name: Rafael Cardoso Cordeiro
Title: Attorney-in-fact

By:	/s/ Renato Torres de Faria
Name: Renato Torres de Faria
Title: Attorney-in-fact

PASA Participações S.A.

By:	/s/ Rafael Cardoso Cordeiro
Name: Rafael Cardoso Cordeiro
Title: Attorney-in-fact

By:	/s/ Renato Torres de Faria
Name: Renato Torres de Faria
Title: Attorney-in-fact

AG Telecom Participações S.A.

By:	/s/ Rafael Cardoso Cordeiro
Name: Rafael Cardoso Cordeiro
Title: Attorney-in-fact

By:	/s/ Renato Torres de Faria
Name: Renato Torres de Faria
Title: Attorney-in-fact